Filed by CoreWeave, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Core Scientific, Inc./tx

(Commission File No.: 001-40046)

Date: July 7, 2025

The following communication was posted on LinkedIn by Michael Intrator, Chief Executive Officer of CoreWeave, Inc., on July7, 2025 in connection with CoreWeave's proposed acquisition of Core Scientific, Inc.

CoreWeave to Acquire Core Scientific

By Michael Intrator

Published on July 7, 2025

We are building the leading AI cloud platform from the ground up to meet the demands of the high-performance computing (HPC) era. Our platform, including every layer of our technology stack, is purpose-built for the performance and expertise needed to power AI innovation – and the foundational layer of this platform is our data center infrastructure.

We are at a critical moment for AI: the exponential growth and innovation in AI and HPC workloads requires the deployment of specialized, massive-scale compute infrastructure. Yet industry-wide, supply is failing to catch up with demand, and legacy infrastructure is no longer equipped to support the performance, density, and scalability that modern AI workloads require.

To meet this moment, we are accelerating our strategy to verticalize our data center ownership - helping future-proof growth and enhance core profitability. And today, we are announcing a major step forward in this strategy with our acquisition of Core Scientific. This move deepens our vertical integration by taking us further “down the stack” and is expected to drive enhanced operational efficiency, improved financing flexibility, and greater control and optionality over critical power capacity. Core Scientific strengthens our end-to-end AI technology stack and ability to scale by bringing direct ownership of HPC data center infrastructure into our control, while deepening our ability and commitment to provide our customers with an unparalleled foundation for developing and deploying today’s most demanding AI models and applications.

Core Scientific is a longtime partner to CoreWeave. We know their team, their operations and their sites well. This acquisition marks a natural and strategic step - enhancing our vertical integration and strengthening our infrastructure backbone. By bringing together CoreWeave’s platform and Core Scientific’s infrastructure and extensive expertise, we aspire to unlock new possibilities for innovation and performance.

Our customers are the world’s AI pioneers. We are perpetually working to ensure that the infrastructure our customers rely on is capable of achieving the scale and performance they require to unleash AI’s potential. This transaction strengthens the CoreWeave Cloud Platform for our customers’ most ambitious projects –  to better power AI innovation and meet the demands of accelerated computing, today, tomorrow, and for years to come.

We are very excited about what we can collectively achieve in the future.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between CoreWeave, Inc. (“CoreWeave”) and Core Scientific, Inc. (“Core Scientific”), CoreWeave and Core Scientific will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by CoreWeave that will include a proxy statement of Core Scientific that also constitutes a prospectus of CoreWeave. A definitive proxy statement/prospectus will be mailed to stockholders of Core Scientific.  This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that CoreWeave or Core Scientific (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COREWEAVE AND CORE SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about CoreWeave or Core Scientific, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by CoreWeave will be available free of charge on CoreWeave’s internet website at https://coreweave2025ipo.q4web.com/financials/sec-filings/ or by contacting CoreWeave’s investor relations contact at investor-relations@coreweave.com. Copies of the documents filed with the SEC by Core Scientific will be available free of charge on Core Scientific’s internet website at https://investors.corescientific.com/sec-filings/all-sec-filings. The information included on, or accessible through, CoreWeave’s or Core Scientific’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CoreWeave, Core Scientific, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Core Scientific is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000119312525065652/d925494ddef14a.htm), in its Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 27, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025008302/core-20241231.htm) and in its Form 8-K, which was filed with the SEC on May 16, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025026294/core-20250513.htm).  Information about the directors and executive officers of CoreWeave is set forth in CoreWeave’s Prospectus dated March 27, 2025, which was filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512) (and which is available at https://www.sec.gov/Archives/edgar/data/1769628/000119312525067651/d899798d424b4.htm). These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of CoreWeave and Core Scientific, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms, or at all, and timing of completion, including obtaining regulatory approvals that may be required on anticipated terms and Core Scientific stockholder approval for the proposed transaction; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of CoreWeave and Core Scientific to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against CoreWeave, Core Scientific or their respective directors and officers; the risk that disruptions from the proposed transaction will harm CoreWeave’s or Core Scientific’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and CoreWeave’s and Core Scientific’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting CoreWeave and Core Scientific; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect CoreWeave’s and/or Core Scientific’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Core Scientific’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against CoreWeave or Core Scientific and other political or security disturbances; dilution caused by CoreWeave’s issuance of additional shares of its securities in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at CoreWeave and/or Core Scientific data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; those risks described in the section titled “Risk Factors” in CoreWeave’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512), Item 1A of CoreWeave’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 15, 2025 and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 7, 2025, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus, available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, CoreWeave’s or Core Scientific’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which CoreWeave or Core Scientific operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither CoreWeave nor Core Scientific assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on CoreWeave’s or Core Scientific’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.